Exhibit 99.1

Merus Labs International Inc.

100 Wellington St. West, Suite 2110

Toronto, Ontario M5K 1H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 30, 2016

AND

INFORMATION CIRCULAR

February 26, 2016

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3725

iNFORMATION cIRCULAR
February 26, 2016

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Merus Labs International Inc. (the ”Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. (Toronto time) on Wednesday, March 30, 2016 at 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3 or at any adjournment or postponement thereof.

The date of this Information Circular is February 26, 2016. Unless otherwise stated, all amounts herein are in Canadian dollars.

The Company was formed on December 19, 2011 by the amalgamation (the “Amalgamation”) of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”). Unless otherwise noted, this Information Circular provides the historical information for only Envoy for the period before the Amalgamation.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the record date (the “Record Date”) of February 24, 2016 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or COMPANY (who need not be a Shareholder) other than the Designated Persons named in the enclosed form of proxy to attend and act for or on behalf of that Shareholder at the Meeting.

A SHAREHOLDER MAY exercise THIS right by striking out the printed names OF THE DESIGNATED PERSONS and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the shareholder’s COMMON shares should be voted. the nominee should bring personal identification to the meeting.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare (the “Transfer Agent”) at their offices located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9 by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

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Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, then the Common Shares represented will be voted or withheld from voting on that matter accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy, INCLUDING for the nominees OF the Company’s Board of Directors (THE “BOARD”) for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the ”Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

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(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or
(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Typically, the Intermediary will require the Non-Registered Holder to submit their proxy authorization form before the Company’s proxy deadline to allow the Intermediary time to submit their proxy to the Company.

There are two kinds of beneficial owners - those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These security holder materials are being sent, directly or indirectly, to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the Record Date, a total of 102,599,906 Common Shares were issued and outstanding and 10,000 Series A Preferred Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting. The Series A Preferred Shares are non-voting shares.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

ELECTION OF DIRECTORS

Number of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at seven. The number of directors will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at seven.

Management recommends the approval of the resolution to set the number of directors of the Company at seven.

Election of Directors

The Board currently consists of seven directors, all of whom are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. All of the seven nominees for election at the Meeting are currently directors of the Company and have agreed to stand for election.

In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

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 Advance Notice Provision

At the Company’s annual general meeting held on March 27, 2014, the shareholders of the Company approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the British Columbia Business Corporations Act or (ii) a shareholder proposal made pursuant to the provisions of the British Columbia Business Corporations Act.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision which is available in Schedule “C” of the Company’s Information Circular filed on March 5, 2014 under the Company’s profile on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Company who, in an uncontested election, has a greater number of votes withheld from his her election that are in favour of his or her election, will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation, and such directors may choose to accept or reject the resignation. The rules of the TSX require the Company to accept the resignation other than in “exceptional circumstances”.  The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

Management recommends the approval of each of the nominees listed below for election as directors of the Company for the ensuing year.

Management has no reason to believe that any of such nominees will be unable to serve as directors; however, if, for any reason one or more of the proposed nominees do not stand for election or are unable to serve as directors, the management designees named in the Proxy intend to vote for another nominee or nominees, as the case may be, in their discretion, unless the Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting in the election of directors.

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Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
Barry Fishman President, Chief Executive Officer and Director Toronto, Ontario	President and Chief Executive Officer of the Company since December 2014. Interim CEO of the Company from September 2014 to December 2014. Formerly Chief Executive Officer of Teva Pharmaceuticals Canada.	September 23, 2014	416,667 (3)
David D. Guebert(4)(5)(6) Director Calgary, Alberta	Chartered professional accountant and certified public accountant; Chief Financial Officer of Marret Resource Corp. from August 2008 to present; Chief Financial Officer of Times Three Wireless Inc. from May 2004 to June 2015; Chief Financial Officer of Sereno Capital Corporation from March 2011 to December 2013; Director of Legend Power Systems Inc from February 2016 to present.	February 11, 2011(2)	209,167(8)
Robert S. Pollock(5)(6) Director Toronto, Ontario	Director and Chief Executive Officer of Primary Capital Inc. from July 2008 to present; Chief Executive Officer and Director of Primary Corp. from August 2008 to June 2012.	February 11, 2011(2)	3,760,000(9)
Michael Cloutier(4)(5) Director Burlington, Ontario	Vice President and General Manager of PTC Canada ULC. since April 2015. President and General Manager of Intermune Inc. from 2013 to 20152015; CEO of Canadian Diabetes Association from 2010 to 2013; CEO of Critical Outcomes Technology Inc. from 2008 to 2010.	July 8, 2013	31,000(10)
Theresa Firestone(5)(6)(7) Director Toronto, Ontario

Senior Vice President of Shoppers Drug Mart, May 2014 to present.

Regional President, Emerging Markets Asia, Pfizer Inc. 2010 to 2014, General Manager, Established Products, Pfizer Canada, 2009 to 2010.

		May 26, 2014	10,000(12)
Timothy G. Sorensen(4)(5)(7) Director Toronto, Ontario	President of Primary Capital Inc. from November 2010 to present; Managing Director of Institutional Sales of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.) from January 2008 to September 2010.	February 11, 2011(2)	913,500(11)
Dr. Robert Bloch(5)(7) Director Switzerland	Vice President, Global Head - Established Products of F. Hoffmann-La Roche from October 2008 to October 2015	March 27, 2015	nil(13)

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Notes:

(1)	This information has been obtained from public insider filings and from the directors themselves. No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% of more of the voting securities of the Company.
(2)	Appointed a director of Envoy on February 10, 2011. On December 19, 2011, Old Merus amalgamated with Envoy continuing under the name “Merus Labs International Inc.” On October 1, 2012, the Company amalgamated with its wholly-owned subsidiary, Merus Labs Inc. and continued under the name “Merus Labs International Inc.”
(3)	Does not include (i) 875,000 stock options exercisable into Common Shares, and (ii) 533,333 performance share units granted under the 2015 PSU Plan.
(4)	Member of the Audit Committee.
(5)	Independent director.
(6)	Member of the Compensation Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Includes 62,500 Common Shares controlled or directed by Deborah Guebert and 146,667 Common Shares held directly but does not include 600,000 stock options exercisable into Common Shares.
(9)	Includes 470,000 Common Shares controlled or directed by Michelle Pollock and 3,290,000 Common Shares held directly but does not include 600,000 stock options exercisable into Common Shares.
(10)	Does not include 575,000 stock options exercisable into Common Shares.
(11)	Includes 100,000 Common Shares controlled or directed by Anne Sorensen and 813,500 Common Shares held directly but does not include 600,000 stock options held by Mr. Sorensen exercisable into Common Shares.
(12)	Does not include 450,000 stock options exercisable into Common Shares.
(13)	Does not include 300,000 stock options exercisable into Common Shares.
(14)	Includes 42,000 Common Shares controlled or directed by Angela Patient and 98,000 Common Shares held directly but does not include (i) 600,000 stock options exercisable into Common Shares, and (ii) 40,000 performance share units granted under the 2015 PSU Plan
(15)	Does not include (i) 250,000 stock options exercisable into Common Shares, and (ii) 88,402 performance share units granted under the 2015 PSU Plan.
(16)	Does not include 175,000 stock options exercisable into Common Shares.
(17)	Does not include 225,000 stock options exercisable into Common Shares.

Principal Occupation, Business or Employment of Nominees

Barry Fishman - Chief Executive Officer and Director

Prior to joining us in 2014, Mr. Fishman was the President & CEO of Teva Canada Limited (the Canadian subsidiary of Teva Pharmaceutical Industries Ltd.), a leading generic and specialty pharmaceutical company in Canada with over 1,500 employees and three production facilities. Mr. Fishman was with Teva Canada for over ten years. Teva Pharmaceutical Industries Ltd. is a global Pharmaceutical company specializing in the development, production and marketing of generic and proprietary specialty medicines as well as active pharmaceutical ingredients. Barry spent seventeen years with Eli Lilly Canada where he held a variety of leadership positions in finance, human resources, operations, business development and marketing. Mr. Fishman graduated from McGill University in Montreal with a concentration in finance and accounting, and received his CPA designation at Deloitte in Costa Mesa, California. Barry is past Chair of the Canadian Generic Pharmaceutical Association and a member of the Executive Committee.

Robert S. Pollock - Director

Mr. Pollock is a Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. Mr. Pollock was President of Primary Corp. (TSX: PYC), a natural resources lending company from August 2008 to June 2012. He was formerly Vice President-Investment Banking at Dundee Securities Corporation and has 24 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

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 Mr. Pollock’s principal occupations during the five preceding years are as follows: since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc.; from August 2008 to June 2012, he was a Director and Chief Executive Officer of Primary Corp.; from February 10, 2011 to January 12, 2012, he was the interim Chief Executive Officer of Envoy and our company.

David D. Guebert - Director

Mr. Guebert is a chartered professional accountant (CA - Alberta) and certified public accountant (Pennsylvania) with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a company focused on natural resource lending. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2008 he has been Chief Financial Officer of Marret Resource Corp. and from 2004 to June 2015 was the Chief Financial Officer of Times Three Wireless Inc. From February 2016 to present, he has been a director of Legend Power Systems Inc., a technology company. From 2010 to 2013 he was a director of Advitech Inc., a biotech company.

Timothy G. Sorensen - Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010; from January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada; and he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Michael Cloutier - Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the Vice President and General Manager of PTC Canada ULC. Prior to that Mr. Cloutier was President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

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 Theresa Firestone - Director

Ms. Firestone was appointed to to our Board of Directors on May 27th, 2014. She is currently Senior Vice President, Healthcare Businesses with Shoppers Drug Mart, responsible for their healthcare divisions including MediSystem Pharmacy, Specialty Health Network, Shoppers Home Healthcare as well as Pharmaceutical Partnerships and Pharmacy Business Development... Prior to joining Shoppers, Ms. Firestone was Regional President, Emerging Markets Asia with Pfizer Inc, a position she held for three years located in Shanghai and Hong Kong. Ms. Firestone has extensive experience and a strong track record of success in pharmaceuticals and healthcare management with over 15 years of progressively senior roles at Pfizer and over 12 years with government and not-for-profit organizations. During her tenure with the Ontario Ministry of Health she was responsible for the overall operations of the provinces 10 psychiatric hospitals and later was the Director of Drug Programs Branch where she was responsible for restructuring the largest managed drug program in Canada and establishing the Trillium Drug Program. After her years in public service, she joined the Canadian Wholesale Drug Association as President and CEO. In 1999, Ms. Firestone joined Pfizer Canada as Vice President Government and Public Affairs. She held several roles with Pfizer including Country Manager of Pfizer Austria and General Manager of the Established Products Business in Canada.

Dr. Robert Bloch - Director

Dr. Robert Bloch was appointed to our Board of Directors effective March 27, 2015. Dr. Bloch is a European-based pharmaceutical industry veteran. Dr. Bloch has more than 15 years of leadership experience with global pharmaceutical companies, including seven years at F. Hoffmann-La Roche, based in Switzerland, most recently as Vice President, Global Head - Established Products. At F. Hoffmann-La Roche, Dr. Bloch successfully led a multi-billion dollar franchise and had considerable influence on the company's overall strategic direction and operating performance. Before joining Roche, Dr. Bloch advanced through several leadership roles at Schering-Plough and Wyeth.

Selection of Directors and Officers

There are no arrangements or understandings between any director or executive officer of the Company with major shareholders, customers or others, pursuant to which he or she was selected as such.

Family Relationship

There are no family relationships between any of the persons named above.

Cease Trade Orders

To the best of management’s knowledge, and except as provided below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Guebert was the Chief Financial Officer and Vice-President Finance of Times Three Wireless Inc.  (“Times Three”).  On May 6, 2014, the Alberta Securities Commission issued a cease trade order against Times Three for failing to file required annual financial statements and related management’s discussion and analysis and officer certifications. The cease trade order remains in effect and has not been revoked. On June 23, 2015, the Court of Queen’s Bench of Alberta issued a bankruptcy order adjudging Times Three to be bankrupt.

Bankruptcies

To the best of management’s knowledge, and except as provided above with respect to Mr. Guebert, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Executive Compensation

General

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

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“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)	each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

Compensation Discussion and Analysis

The Company’s executive compensation program has been developed with the objective of aligning executive compensation with the Company’s business plans, strategies and goals, while taking into account various factors and criteria, including competitive factors and the Company’s performance. The specific objectives of the Company’s compensation strategy are to:

(a)	provide an appropriate overall compensation package that enables the Company to attract and retain highly qualified and experienced senior executives and which is competitive with that offered for comparable positions in other pharmaceutical companies of a similar size and overall stage of business development;
(b)	encourage superior performance by executives, to motivate executives to achieve important corporate and personal performance objectives and then to award compensation based on corporate and individual results; and
(d)	align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan and the Company’s performance share unit plan.

The Compensation Committee is responsible for recommending the compensation of the Company’s executive officers to the Board.

The Company’s executive compensation package consists of the following components:

(a)	base salary;
(b)	discretionary annual incentive cash bonuses, and
(c)	long-term incentives in the form of share options granted under the Company’s 2011 Plan (as defined below); and
(d)	performance share units granted under the Company’s 2015 PSU Plan (as defined below).

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The Compensation Committee did not rely on any specific objectives or measures to measure individual performance, other than by measuring the achievement of specific objectives that were related to concrete, measurable elements, including net income and earnings per share.

Salary

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other comparable companies in the pharmaceutical industry, and as an immediate means of rewarding the NEO's for efforts expended on behalf of the Company. Base salary levels are based on responsibility, experience, knowledge and on internal equity criteria and external pay practices, as well as by reference to the competitive marketplace for management talent at other pharmaceutical companies of similar stage of development, market capitalization and size.

The Compensation Committee completes an annual performance review of each NEO following the end of each fiscal year at which it considers, among other things, individual performance assessments, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. This annual performance review is used to determine any adjustments to the NEO’s base salary and any bonuses to be awarded to the NEO in respect of the completed fiscal year.

The Compensation Committee did not rely on any comparator groups to determine salaries for the Company’s most recent financial year. Actual salaries take into consideration the individual’s position and responsibilities with the Company and their contribution to the Company’s performance.

Annual Incentive Cash Bonuses

Our NEOs are entitled to be considered for a discretionary annual incentive cash bonus at the end of each fiscal year. Based on the recommendation of the Compensation Committee, the Board has adopted an annual incentive cash bonus target for each eligible NEO. The annual incentive cash bonus target is expressed as a percentage of the NEO’s annual salary. The Company has established distinct performance metrics that are to be evaluated in assessing the annual incentive cash bonus to be awarded to each eligible NEO. The performance metrics include (i) achievement of the Company’s targeted net sales for the fiscal year, (ii) achievement of the Company’s targeted adjusted EBITDA for the fiscal year, (iii) completion on targeted product acquisition transactions during the fiscal year, and (iv) execution during the fiscal year on targeted objectives for products acquired by the Company. Each of these performance metrics are considered along with individual performance goals in the determination of the annual incentive cash bonus.

The Company’s objectives in granting annual incentive cash bonuses generally include:

(i) attracting and retaining talented, qualified and effective executives,

(ii) motivating the short and long-term performance of these executives, and

(iii) better aligning their interests with those of the Company’s shareholders.

Long Term Incentives - Share Options

The 2011 Plan is intended to provide long term rewards linked directly to the market value of the Common Shares. The Company regards the strategic use of incentive stock options as a key component of the Company’s compensation plan. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel which is critical to the Company’s success. The Compensation Committee is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers.

Stock options are granted to reward individuals for current performance, expected future performance and to align the long term interest of NEOs with shareholders. All grants of stock options to the NEOs are reviewed and approved by the Compensation Committee. In evaluating option grants to an NEO, the Compensation Committee evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; and (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

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Performance share units

Under the Company’s 2015 Performance Share Unit Plan (“PSU Plan”), performance share units (“PSUs”) may be granted at the discretion of the Board as a bonus to executives taking into account a number of factors, including the amount and term of PSUs previously granted, base salary and bonuses and competitive market factors. Granted PSUs are notional shares that have the same value as Common Shares and earn dividend equivalents as additional units, at the same rate as dividends paid on the Common Shares. No dividend equivalents will vest unless the associated PSUs also vest.

The vesting conditions for each PSU grant are established by the Board at the time of grant. Vesting conditions may include performance against fundamental corporate objectives that are achieved prior to the expiry of the grant, as recommended by the Compensation Committee to the Board. Such performance requirements may also provide for tranche vesting of outstanding PSUs. It is anticipated that the performance requirements for vesting will be consistent with the four distinct performance metrics that are to be evaluated in assessing the annual incentive cash bonus to be awarded to each eligible NEO. The performance metrics include (i) achievement of the Company’s targeted net sales for the fiscal year, (ii) achievement of the Company’s targeted adjusted EBITDA for the fiscal year, (iii) completion on targeted product acquisition transactions during the fiscal year, and (iv) execution during the fiscal year on operational objectives for existing products. It is anticipated that each of these performance metrics will be given equal weighting in the determination of the vesting of PSU’s.

Upon vesting, the PSUs will be, subject to the approval of the Shareholders and any stock exchange upon which the Common Shares of the Company are listed, converted on a one-for-one basis for freely tradable, non-restricted Common Shares.T Each Share issued by the Company pursuant to the PSU Plan will be issued as fully paid and non-assessable.

See below under “Securities Authorized for Issuance under Equity Compensation Plans - 2015 PSU Plan” for a further discussion of the terms of the 2015 PSU Plan.

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Performance Graph

 The above graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on October 1, 2010) on the Common Shares during the period October 1, 2010 to September 30, 2015 with the cumulative total return of the S&P/TSX Composite Total Return Index during the same period. The Common Share price performance as set out in the graph does not necessarily indicate future price performance.

	2010	2011	2012	2013	2014	2015
The Company	$ 100.00	$ 205.56	$ 152.22	$ 155.56	$ 185.56	$ 191.11
S&P/TSX Composite Total Return Index	$ 100.00	$ 93.98	$ 99.59	$ 103.38	$ 120.96	$ 107.58

Hedging Policy

Although the Company has not adopted a policy disallowing insiders from purchasing financial instruments designed to hedge or offset any decrease in market value of Common Shares or any other securities of the Company, the Company is not aware of any insiders having adopted such practice.

Compensation Governance

The Company does not have a formal written policy with respect to the remuneration of its NEOs and directors. Under the Company’s executive compensation program, the Board has delegated to the Compensation Committee the responsibility of determining for each NEO the amounts of the three main components of the Company’s executive compensation. The Compensation Committee also determines the compensation paid to the directors of the Corporation.

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Compensation Risk Management

The Compensation Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Compensation Committee’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its Shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options granted under the 2011 Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its Shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other element of compensation, salary, is capped, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its Shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Management bonuses are not directly tied to financial performance but are discretionary based on the achievement of personal and company objectives. Bonuses are also capped at a percentage of salary, minimizing risks associated with unexpectedly high amounts.

Due to the size of the Company, and the current level of the Company’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Summary Compensation Table

The following table sets forth, in Canadian dollars, all compensation for the fiscal years ended September 30, 2015, 2014, and 2013 paid to the principal executive officer of the Company, the principal financial officer of our company and the three other most highly compensated officers who served as NEOs.

Name and Principal Position	Year	Salary ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens-ation ($)	Total Compens-ation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Barry Fishman, Chief Executive Officer	2015 2014 2013	$285,000 nil N/A	$1,400,000 nil N/A	$341,809 $199,541 N/A	$142,521 nil N/A	nil nil N/A	nil nil N/A	$78,430 $7,258 N/A	$2,247,760 $206,799 N/A
Andrew Patient, Chief Financial Officer	2015 2014 2013	$226,600 $220,000 $210,000	$105,000 nil nil	$122,447 $121,193 $38,507	$45,320 $33,000 $31,500	nil nil nil	nil nil nil	nil nil nil	$499,367 $374,193 $280,007
Frank Rotmann (4) Managing Director European Operations (as of May 22, 2015)	2015 2014 2013	$152,018 N/A N/A	$292,000 N/A N/A	$250,072 N/A N/A	$38,048 N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	$732,138 N/A N/A
Geoff Morrow Vice President Business Development (as of February 4, 2015)	2015 2014 2013	$108,625 N/A N/A	nil N/A N/A	$118,378 N/A N/A	$26,897 N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	$253,900 N/A N/A
Robert McLay Vice President Sales and Marketing	2015 2014 2013	$164,800 $120,000 N/A	nil nil N/A	$76,529 $71,685 N/A	$32,960 $32,000 N/A	nil nil N/A	nil nil N/A	nil nil N/A	$274,829 $223,685 N/A

Notes:

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)	“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock. The share based awards represent the total value of the award at the time of grant, however, awards are earned over a 3 year period.
(3)	“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options in 2015 was estimated using the Black-Scholes option pricing model with the following assumptions: Share price equal to market price on date of grant, risk free interest rate of 1.24%, expected stock price volatility ranging from 71% based on five year history, expected dividend yield of nil and expected term of 5 years.
(4)	Compensation for Mr. Rotmann is paid in Swiss Francs. Canadian dollar equivalent amounts are calculated at the rates in effect when the expense is incurred.

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Employment Agreements

Barry Fishman - Chief Executive Officer

Effective December 15, 2014, the Company entered into an employment agreement with Barry Fishman, whereby Barry Fishman agreed to provide services to the Company in consideration for, among other things, an annual base salary of $360,000 (since adjusted to $370,800). In addition, four weeks of paid vacation per annum shall be provided to Barry Fishman and shall be taken at such time or times as is mutually determined. Barry Fishman is also eligible to receive an annual target bonus of 40% with a maximum bonus payout of 60% of his annual base salary when certain agreed upon above-target milestones are attained. The amount of any bonus paid, if any is to be paid, will be made by reference to the achievement during the fiscal year of three equally weighted incentive bonus criteria to be established by agreement between the Company and Mr. Fishman at the outset of each fiscal year. These bonus criteria will include achievement of targeted sales, EBITDA and new business development. Mr. Fishman is entitled to options to acquire additional Common Shares as the compensation and Board shall determine, from time to time. In connection with his employment agreement, Barry Fishman was granted 300,000 options to purchase Common Shares priced at market price at the time of grant, which options are subject to vesting. Barry Fishman was also granted 800,000 Performance Share Units. Barry Fishman is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage. Barry Fishman’s base salary is reviewed by the Compensation Committee and, if deemed appropriate by the Compensation Committee, adjusted on an annual basis.

Andrew Patient - Chief Financial Officer

Effective January 1, 2012, the Company entered into an employment agreement with Andrew Patient, whereby Andrew Patient agreed to provide services to the Company in consideration for, among other things, an annual base salary of $180,000 (since adjusted to $233,398). In addition, four weeks of paid vacation per annum shall be provided to Andrew Patient and shall be taken at such time or times as is mutually determined. Andrew Patient is also eligible to receive an annual bonus of up to 15% (since adjusted to 20%) of his annual base salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Andrew Patient is entitled to options to acquire additional Common Shares as the Compensation Committee and Board shall determine, from time to time. In connection with his employment, Andrew Patient was granted 200,000 options to purchase Common Shares of the Company priced at market price at the time of grant, subject to vesting. Andrew Patient is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage. Mr. Patient’s base salary is reviewed by the Compensation Committee and, if deemed appropriate by the Compensation Committee, adjusted on an annual basis.

Termination and Change of Control Provisions

Each of the employment agreements for Mr. Fishman and Mr. Patient provides that their employment agreement may be terminated without cause by the Company upon payment to the NEO, in lieu of all notice requirements or other payments due under the employment agreement, of an amount equal to the aggregate of (i) an amount equal to all accrued but unpaid base salary and vacation pay, and (ii) in the case of Mr. Fishman, an amount equal to 200% of his base salary for the current year, and in the case of Mr. Patient, an amount equal to 100% of his base salary for the current year.

Each of the employment agreements for Mr. Fishman and Mr. Patient also provides that their employment agreement may be terminated by the NEO within three months of the date of a “change of control”, as defined in the NEO’s employment agreement, at the election of the NEO. Upon termination by the NEO following a “change of control”, the Company will pay to the NEO an amount equal to the aggregate of (i) an amount equal to all accrued but unpaid base salary and vacation pay, and (ii) in the case of Mr. Fishman, an amount equal to 200% of his base salary for the current year, and in the case of Mr. Patient, an amount equal to 100% of his base salary for the current year.

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The table below provides estimates of the incremental amounts that would have been payable to the following NEOs assuming (i) termination by the Company without cause, or (ii) termination in the event of a Change of Control event occurred on September 30, 2015.

Name	Termination Without Cause ($)	Termination and Change in Control ($)
Barry Fishman	$720,000	$720,000
Andrew Patient	$226,600	$226,600

Incentive Plan Awards

Outstanding Share-based awards and option-based awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of September 30, 2015.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price y($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Barry Fishman	75,000 200,000 300,000	$1.70 $1.63 $1.88	April 23, 2019 September 25, 2019 December 22, 2019	$1,500 $18,000 nil	nil nil 150,000	nil nil nil
Andrew Patient	200,000 50,000 110,000 120,000	$2.02 $1.19 $1.80 $1.75	January 18, 2017 January 6, 2018 March 3, 2019 January 22, 2020	nil $26,500 nil nil	nil nil nil 60,000	nil nil nil nil
Frank Rotmann	150,000	$2.92	May 25, 2020	nil	100,000	nil
Geoff Morrow	75,000	$2.73	March 25, 2020	nil	50,000	nil
Robert McLay	75,000 75,000	$1.49 $1.75	January 1, 2019 January 22, 2020	$5,750 nil	50,000 37,500	$11,500 nil

Notes:

(1)	The closing price of Common Shares on September 30, 2015 was $1.72.

Incentive Plan Awards - Value vested or earned during the year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2015 by NEOs.

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Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Barry Fishman	nil	$466,667	$142,521
Andrew Patient	nil	$35,000	$45,320
Frank Rotmann	nil	$20,297	$38,048
Geoff Morrow	nil	nil	$26,897
Robert McLay	$5,750	nil	$32,960

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, beginning on page 12, and “2011 Stock Option Plan”, beginning on page 22, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended September 30, 2015.

In the twelve months ended September 30, 2015, the Company granted 1,935,000 options (2014: 1,525,000 options) to management, staff and directors, with exercise prices ranging from 1.69 to 2.92 per share (2014: $1.49 to $1.80 per share). The options have a term of five years and vest over terms ranging from one to three years.

The estimated fair value of the options granted during the year ended September 30, 2015, using the Black-Scholes option pricing model, was $2,233,406 (2014: $1,633,734). $2,030,479 was expensed in the financial statements during the year ended September 30, 2015 (2014: $1,048,696) relating to current and prior period grants and has been included in general and administrative expenses in the statement of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

Pension Plan Benefits

The Company has no pension, defined benefit, defined contribution or deferred compensation plans in place.

Compensation of Directors

Director Compensation Table

The total compensation paid to directors, who are not NEOs, during the financial year ended on September 30, 2015, is set out in the following table:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David D. Guebert	$60,000	nil	$153,058	nil	nil	nil	$213,058
Robert S. Pollock	$55,000	nil	$153,058	nil	nil	nil	$208,058
Timothy G. Sorensen	$60,000	nil	$153,058	nil	nil	nil	$213,058
Michael Cloutier	$63,000	nil	$178,568	nil	nil	nil	$241,568
Theresa Firestone	$48,000	nil	$153,058	nil	nil	nil	$201,058
Robert Bloch	$23,000	nil	$236,757	nil	nil	nil	$259,757

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Narrative Discussion

All directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through the payment of monthly fees. In addition, Directors are entitled to participate in the Company’s Stock Option Plan. Directors earn an annual fee of $40,000, plus an an additional fee for their role as Chairman ($10,000) or subcommittee Chair ($5,000), as well as meeting fees of $1,000 per meeting attended. Directors may also be reimbursed reasonable travel expenses incurred in connection with attendance at meetings.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $100,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The annual premium of $100,100 was paid by the Company.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of September 30, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David D. Guebert	150,000 150,000 150,000	$2.00 $1.80 $1.75	July 25, 2017 March 3, 2019 January 22, 2020	nil nil nil	nil nil 100,000	nil nil nil
Robert S. Pollock	150,000 150,000 150,000	$2.00 $1.80 $1.75	July 25, 2017 March 3, 2019 January 22, 2020	nil nil nil	nil nil 100,000	nil nil nil
Timothy G. Sorensen	150,000 150,000 150,000	$2.00 $1.80 $1.75	July 25, 2017 March 3, 2019 January 22, 2020	nil nil nil	nil nil 100,000	nil nil nil
Michael Cloutier	150,000 75,000 175,000	$0.91 $1.80 1.75	July 7, 2018 March 3, 2019 January 22, 2020	$121,500 nil nil	nil nil 116,667	nil nil nil
Theresa Firestone	150,000 150,000	$1.69 $1.75	May 25, 2019 January 22, 2020	$4,500 nil	nil 100,000	nil nil
Robert Bloch	150,000	$2.73	March 25, 2020	nil	100,000	nil

Notes:

(1)	The closing price of Common Shares on September 30, 2015 was $1.72.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2015 by directors.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David D. Guebert	nil	nil	nil
Robert S. Pollock	nil	nil	nil
Timothy G. Sorensen	nil	nil	nil
Michael Cloutier	nil	nil	nil
Theresa Firestone	nil	nil	nil
Robert Bloch	nil	nil	nil

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at September 30, 2015, the share-based compensation plans of the Company pursuant to which Common Shares can be issued from treasury, namely the Company’s 2011 Stock Option Plan and 2015 Performance Share Unit Plan. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of Shares previously approved by the Shareholders and those not having been approved by the Shareholders. There is no plan which has not been approved by the Shareholders. The number of Shares which appears at the line “Share-based compensation plan” refers to the 2011 Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans approved by securityholders	3,818,500	$1.86	6,441,490
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Notes:

(1)	The Company’s stock option plan allows it to grant options to acquire up to 10,259,990 Common Shares.

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2011 Stock Option Plan

The Company’s stock option plan (the “2011 Plan”) was adopted in connection with the Amalgamation on December 19, 2011, which was updated by the Board on January 18, 2012 and February 25, 2013.

The following summary of the 2011 Plan is intended to be a brief description of the 2011 Plan and is qualified in its entirety by the full text of the 2011 Plan which is attached hereto as Schedule “A” to the Company’s information circular filed on SEDAR on March 5, 2014.

The purpose of the 2011 Plan is intended to: (i) provide an incentive to Eligible Persons (as defined in the 2011 Plan) to further the development, growth and profitability of the Company; (ii) contribute in providing such Eligible Persons with a total compensation and rewards package; (iii) assist the Company in retaining and attracting employees and consultants with experience and ability; and (iv) encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company. Eligible persons include (i) employees, (ii) directors, (iii) executive officers, and (iv) any person or company engaged to provide ongoing management or consulting services to the Company.

The 2011 Plan is administered by the Compensation Committee, which has full and final authority with respect to granting of all options thereunder subject to the requirements of the TSX and other requirements of law.

The 2011 Plan authorizes the Compensation Committee to grant options to purchase Common Shares on the following terms and conditions:

•	the aggregate number of Common Shares which may be issued pursuant to options granted under the 2011 Plan will not exceed that number which is equal to ten percent of the issued and outstanding Common Shares from time to time;
•	any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the 2011 Plan, and any exercises of options will make new grants available under the 2011 Plan effectively resulting in a re-loading of the number of options available to grant under the 2011 Plan;
•	no single participant in the 2011 Plan and his, her or its associates may be granted options which could result in the issuance of Common Shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;
•	the number of Common Shares issuable to any single participant in the 2011 Plan pursuant to options, shall not exceed five percent of the issued and outstanding Common Shares;
•	the number of Common Shares issuable to Insiders (as defined in the TSX Company Manual), at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares and the number of Common Shares issued to Insiders, within any one year period, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares;
•	the exercise price of an option shall not be less than the closing price on the day prior the date of grant of the option, subject to any extension in the event of a blackout period;

•	vesting of options granted under the 2011 Plan shall be at the discretion of the Board;
•	options granted under the 2011 Plan will be granted for a term not to exceed ten years from the date of grant;

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•	in the event of the termination of a participant’s employment with the Company for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by the Company, the participant’s options will terminate 12 months from the date employment by the Company ceased, provided in each case that no options will be extended past their term except as provided below;
•	the Board or Compensation Committee is entitled to extend the time during which a participant that is not an Insider may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;
•	the expiry date of an option can be extended by the Compensation Committee without shareholder approval where such expiry date occurs within a blackout period or within ten days of the end of a blackout period and the new expiry date shall be the tenth day following the end of the relevant blackout period;
•	during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust;
•	upon the announcement or contemplation of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets, the Company shall have the discretion, without the need for the agreement of any participant, to accelerate the expiry dates and/or any applicable vesting provisions of all options, as it shall see fit. The Company may accelerate one or more participant’s expiry dates and/or vesting requirements without accelerating the expiry dates and/or vesting requirements of all options and may accelerate the expiry date and/or vesting requirements of only a portion of a participant’s options;
•	the following amendments to the 2011 Plan may be made by the Board without the approval of shareholders: (i) any amendments necessary to ensure that the 2011 Plan is in compliance with the rules of the Exchange and any other applicable regulatory authority; (ii) amendments that are of an administrative or general housekeeping nature; (iii) amendments to the definitions of “Eligible Persons” under the 2011 Plan; (iv) amendments to the manner in which the 2011 Plan is administered; (v) amendments to the maximum term of options granted pursuant to the 2011 Plan, provided that (A) such extension does not extend past the maximum ten year term, and (B) the participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider; (vi) amendments to the vesting provisions and the termination provisions set out in the 2011 Plan; and (vii) amendments to the anti-dilution provisions set out in the 2011 Plan; and
•	the following amendments to the 2011 Plan will require Shareholder approval: (i) amendments to the maximum number of Common Shares that may be issued as a result of the grant of options pursuant to the 2011 Plan; (ii) amendments to the maximum number of securities or options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the 2011 Plan.

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2015 PSU Plan

The 2015 Performance Share Unit Plan was approved by the shareholders of the Company on March 26, 2015 and is effective as of January 23, 2015. The following summary of the 2015 PSU Plan is intended to be a brief description of the 2015 PSU Plan and is qualified in its entirety by the full text of the 2015 PSU Plan which is attached as Schedule “A” to the Company’s information circular filed on SEDAR on March 9, 2015.

The purpose of the PSU Plan is to is to allow for certain discretionary bonuses and similar awards as an incentive and reward for selected eligible persons related to the achievement of long-term financial and strategic objectives of the Company and the resulting increases in shareholder value. The Plan is intended to promote a greater alignment of interests between the Shareholders of the Company and the selected eligible persons by providing an opportunity to participate in increases in the value of the Company. The PSU Plan is administered by the Compensation Committee Board of Directors.

The PSU Plan provides that for the grant of performance share units (“PSUs”) to employees and officers of the Company (a “PSU Eligible Person”). The PSUs will be settled through cash payment or the issuance of Common Shares. The PSU Plan permits the Board to grant awards of PSUs to PSU Eligible Persons (a “PSU Grantee”). Upon vesting, the PSUs will be, subject to the approval of the Shareholders and any stock exchange upon which the Common Shares of the Company are listed, converted on a one-for-one basis for freely tradable, non-restricted Common Shares; otherwise, PSUs will be settled through a cash payment equal to the Fair Market Value of the PSUs as of the trigger date of the PSUs. The trigger date will be set by the Board at the time of the grant of the PSUs and, if not set by the Board at such time, the trigger date will be September 30 of the third calendar year following the date of grant. The Board of Directors has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to a PSU vesting. It is the Board’s intent that all PSUs will only vest upon achievement of performance objectives designed to advance the Company’s business interests and increase the value of the Company. The performance objectives to be met are established by the Board at the time of grant of the PSU. PSUs shall expire if they have not vested prior to an expiry date to be set by the Board, which shall be no later than December 31 of the third calendar year after the year in which the PSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met. PSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the PSU Grantee’s beneficiary or estate, as the case may be, upon the death of the PSU Grantee).

PSUs will remain outstanding and vest in accordance with their terms notwithstanding the subsequent termination of employment of a PSU Grantee, unless the PSU Grantee is terminated by the Company with cause, in which case all PSU Awards of the PSU Grantee, whether vested or unvested will be forfeited and cancelled without payment. In the event of a change of control of the Company and the subsequent termination of the PSU Grantee, or a decrease or diminishment of the PSU Grantee’s duties, the PSUs will immediately vest and PSU Award will be paid out. Upon resignation of a participant, PSUs for which performance and other vesting criteria have been met will remain outstanding, and all other PSUs will be forfeited for no consideration.

The Board of Directors may, at any time and from time to time, amend, suspend or terminate the PSU Plan as to any Common Shares of which PSU Awards have not been made. No amendments may be made by the Board to the PSU Plan to effect any of the following without shareholder approval: (i) an increase in the maximum number of securities reserved for issuance under the PSU Plan, or (ii) any amendment to remove or to exceed the insider participation limit.

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The maximum number of Common Shares available for issuance upon the vesting of PSUs, in combination with all security-based compensation arrangements of the Company (including the Company’s 2011 Share Option Plan), will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders of the Company under all security-based compensation arrangements, including the PSU Plan and 2011 Stock Option Plan at any time cannot exceed 10% of the issued and outstanding Common Shares and the number of securities to be issued to Insiders of the Company pursuant to such arrangements within any one-year period, cannot exceed 10% of the issued and outstanding Common Shares. Any shares subject to a PSU which is cancelled or terminated in accordance with the terms of the PSU Plan without being paid out will be again be available for issuance under PSUs granted under the Plan.

Indebtedness of Directors and Executive Officers

No person who is, or who was within the 30 days prior to the date of the Information Circular, a director, executive officer, employee or any former director, executive officer or employee of the Company or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of the date of this Information Circular, indebted to the Company or a subsidiary of the Company or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

Appointment of Auditor

MNP LLP, Chartered Accountants (“MNP”), will be nominated at the Meeting for reappointment as auditors of the Company until the next annual general meeting of the Shareholders or until their successors are duly elected or appointed, at remuneration to be fixed by the Board. MNP have been the auditors of the Company since July 4, 2014.

At the Meeting, Shareholders will be asked to vote for the appointment of MNP to serve as auditors of the Company to hold office until the next annual meeting of the Shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors.

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Management recommends Shareholders vote for the appointment of MNP as the Company’s auditors for the Company’s fiscal year ending September 30, 2016 at remuneration to be fixed by the Board.

Audit Committee Disclosure

Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On February 22, 2016, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 Audit Committees (“NI 52-110”).

Charter

The text of the Audit Committee Charter is attached hereto as Schedule “A” to this Information Circular.

Composition

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Michael Cloutier. All three members of the Audit Committee are “independent” (as defined by NI 52-110) directors of the Company and “financially literate” (as defined by NI 52-110).

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Company to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

David D. Guebert - Director

Mr. Guebert is a chartered professional accountant and certified public accountant with over 35 years of experience in finance and accounting, 25 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., an investment company. He also is a director of Legend Power Systems Inc., a technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Timothy G. Sorensen - Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

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Michael Cloutier - Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the Vice President and General Manager of PTC Canada ULC. Prior to that Mr. Cloutier was President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

Mandate

The primary function of the Audit Committee is to assist the Board in fulfilling its responsibility to exercise oversight over the financial reporting process of the Company and the audits of the financial statements of the Company. The Audit Committee will assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. In performing this function, the Audit Committee will serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Company’s independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors. The Audit Committee will also be responsible for the other matters as set out in its charter and such other matters as may be directed by the Board from time to time.

Reliance on Certain Exemptions

During the financial year ended September 30, 2015, the Company has not relied on any exemption contained in NI 52 110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee on a case-by-case basis.

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External Auditor Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by MNP LLP related to the fiscal years ending September 30, 2015 and 2014 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2015	$225,000	$nil	$23,500	$143,000
September 30, 2014	$220,000	$nil	$8,000	$160,000

MANAGEMENT CONTRACTS

There are no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

Disclosure of Corporate Governance Practices

Board of Directors

The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards. The Board has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules. The Company has determined that it has a majority of independent directors.

As of the date of this Information Circular, the Company considers that Robert Pollock, David Guebert, Michael Cloutier, Theresa Firestone, Robert Bloch and Timothy Sorensen are independent directors. The Company does not consider Barry Fishman to be independent as he is also an officer of the Company and a member of management.

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Other Directorships

The directors who are presently a director of other reporting issuers, and the names of the issuers, are as follows:

Name	Name of Reporting Issuer
Robert S. Pollock	INV Metals Inc.
David D. Guebert	Legend Power Systems Inc.
Michael Cloutier	Nil
Barry Fishman	Canopy Growth Corporation
Theresa Firestone	Nil
Timothy Sorensen	Nil
Robert Bloch	Nil

The Company does not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the Company’s independent directors do communicate outside of formal meetings of the Board. Further, the independent directors have very strong governance backgrounds and each of the Board’s committees is comprised solely of independent directors. As a result, they are acutely aware of the important roles independent directors have.

Mr. Michael Cloutier currently serves as Chair of the Board. The Chair of the Board has the following responsibilities:

•	acts as a liaison between management and the Board;
•	provides independent advice and counsel to the CEO;
•	develops a positive, collaborative relationship with the CEO, including acting as a sounding board for the CEO on emerging issues and alternative courses of action;
•	keeps abreast generally of the activities of the Company and its management;
•	ensures that the Directors are properly informed and that sufficient information is provided to enable the Directors to form appropriate judgments;
•	sets a high standard for board conduct by modeling, articulating and upholding rules of conduct set out in board articles, notices of articles and policies. Intervenes when necessary in instances involving conflict-of-interest, confidentiality and other board policies;
•	leads the development of the board’s knowledge and capabilities by playing a central role in orientation of new board members and providing continuing education for the entire board;
•	participates in the recruitment of new board members and in the process of identifying candidates to serve as chairperson-elect;
•	in concert with the CEO, develops and sets the agendas for meetings of the Board;

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•	acts as Chair at meetings of the Board;
•	recommends an annual schedule of the date, time and location of Board and Committee meetings;
•	reviews and signs minutes of Board meetings;
•	sits on other Committees of the Board where appropriate as determined by the Board;
•	calls special meetings of the Board where appropriate;
•	in concert with the CEO, determines the date, time and location of the annual meeting of shareholders and to develop the agenda for the meeting;
•	acts as Chair at meetings of shareholders;
•	recommends to the Board, after consultation with the Directors and management, the appointment of members of the Committees of the Board; and
•	participates in the CEO review process with members of the Compensation Committee and provides direct feedback including the annual rating/compensation adjustments to the CEO.

The Board provides leadership for its independent directors by giving the independent directors unrestricted access to the Company’s auditors and external legal counsel.

All directors attended all meetings of the Board since the beginning of the Company’s financial year ended September 30, 2015

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Board Mandate

The Board has adopted a Board Mandate pursuant to which the Board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the Company’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day to day management is the responsibility of the Chief Executive Officer and senior management. The Board looks to discharge its duties directly or indirectly and will use specific committees to do so where practical.

Position Descriptions

The Board has developed written position descriptions for the Chair, which include the responsibilities of the Chair as outlined above. The Board is in the process of developing written descriptions for the chair of each committee of the Board. The Board delineates the role and responsibilities of chair of each committee of the Board by discussing the role of the chair and by adopting written charters for each committee which delineate the role and responsibilities for the chair of each such committee.

The job description of the Chief Executive Officer of the Company (the “CEO”) provides that the CEO shall be responsible for:

•	performing duties customarily performed by a chief executive officer of a reporting issuer and its subsidiaries, including those specific to the Corporation and its business;
•	participating as a member of the executive team in defining the strategic direction of the Corporation;
•	overseeing the day to day management of the Company’s business activities;
•	developing and managing key customer, supplier, partner and stakeholder relations;
•	serving as the external face of the organization for external and public relations;
•	devising, implementing and managing financial strategies, business plans, systems and procedures to deliver on the Company’s corporate objectives, including the Company’s product acquisition strategies;
•	establishing and managing plans for equity and debt financing of the Company, which shall include developing and implementing an effective capital markets strategy;
•	managing corporate and shareholder affairs, including relationships with regulatory bodies, investors and analysts;
•	ensuring Company assets are safeguarded and business activities are in compliance with relevant legal and regulatory requirements;
•	directing and focusing the team on the execution of the strategic and operating plans of the Company;
•	serving as an officer of the Company’s subsidiaries, as determined by the Board from time to time;

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•	serving as a member of the Board; and
•	performing any additional responsibilities commensurate with the position of CEO that may be assigned by the Board over time.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its Shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all members of the Board, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour The Code is available on the Company's website.

The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Company’s business and activities. The purpose of the Code is to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•	promote full, fair, accurate, timely and understandable disclosure in reports and documents that Company files with, or submits to, the securities regulators and in other public communications made by Company;
•	promote compliance with applicable governmental laws, rules and regulations;
•	promote the prompt internal reporting to an appropriate person of violations of the Code;
•	promote accountability for adherence to the Code;
•	provide guidance to employees, officers and Directors to help them recognize and deal with ethical issues;
•	provide mechanisms to report unethical conduct; and

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•	help foster the Company’s culture of honesty and accountability.

The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or the Company's CEO. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Directors and officers of the Company are required under the British Columbia Business Corporations Act (the “Act”) to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Nomination of Directors

The Nominating and Corporate Governance Committee is comprised of three independent directors: Theresa Firestone (Chair), TimTim Sorensen and Robert Bloch.

The primary functions of the Governance and Nominating Committee are to assist the Board of with:

•	developing, communicating, implementing and updating the Company’s corporate governance practices and documentation;
•	developing, implementing and updating a long-term plan for the composition of the Board and its committees
•	identifying individuals qualified to become Board members and committee members;
•	developing, implementing and updating an appropriate succession plan for the Board of Directors and for key senior management;
•	overseeing the evaluation of the effectiveness of the Board of Directors, their respective Chairman and the committee members;
•	overseeing the administration of the Company’s Code of Business Conduct; and
•	overseeing education and orientation for new members of the Board and for executive Senior Management.

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The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

The Company has not adopted term limits for the directors on the Board.

Diversity

Recognizing the challenges of identifying a qualified pool of candidates that adequately reflect the Company’s business objectives combined with the required professional skills, the Company has not adopted specific targets for the representation of women on the Board or the executive team. Rather, the Company is committed to promoting its objectives by, among other things, considering individuals who are highly qualified, based on their talents, experience, expertise taking into consideration the Company’s current and future plan objectives with consideration to the level of representation of women on the Board and in executive officer positions. The Company currently has one woman on the Board, representing 14% of the Company’s directors. None of the executive officers of the Company or its subsidiaries are women.

Compensation

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option Plan and Performance Share Unit Plan; and the review of executive compensation disclosure. The objective of the Compensation Committee will be to ensure the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Company management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Compensation Committee is comprised of three directors, Rob Pollock (Chair), Theresa Firestone and David Guebert, all of whom are independent directors.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company, which includes (i) reviewing the compensation philosophy and guidelines for Company executive officers and directors for recommendation to the Board for its consideration and approval, and (ii) reviewing compensation policies and guidelines relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs. The Compensation Committee also:

•	reviews and makes recommendations to the Board regarding annual salaries and other forms of compensation for our senior officers and employees, including recommendations as to payment of bonuses and vesting of performance share units;
•	administers and implements our stock option and performance share unit plans and recommends to the Board grants and awards under these plans and any changes or additions to these plans;

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•	reviews and approves any employment contracts or arrangements to be entered into between the Company and its officers and other members of senior management, including any retiring allowance arrangements, severance payments or any similar arrangements to take effect in the event of a termination of employment and any change of control agreements;
•	recommend to the Board the terms upon which directors will be compensated and the terms of additional compensation for the Chair of the Board, members and committee chairs of Board committees with the objective of ensuring that the compensation adequately reflects the responsibilities the members of the Board are assuming;
•	subject to applicable law and the articles of the Company, administer all policies and practices of the Company with respect to the indemnification of directors by the Company in order to ensure the appropriate indemnification of the directors in accordance with industry practice, including approving all payments made pursuant to such policies and practices; and
•	reports to the Board on compensation matters.

No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

The Nominating and Corporate Governance Committee is required annually review and assess the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management. As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company’s Shareholders may contact the Company at 100 Wellington St. West, Suite 2110 P.O. Box 151, Toronto, Ontario M5K 1H1 to request copies of the Company’s Financial Statements and the Management’s Discussion & Analysis (MD&A). These documents are also available on the Company’s website.

Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year, both of which are filed on SEDAR and can be viewed at www.sedar.com.

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DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to the Shareholders have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 26th day of February, 2016.

By Order of the Board of Directors of
Merus Labs International Inc.

Per: “Barry Fishman”
Barry Fishman
Chief Executive Officer
and Director

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SCHEDULE A

MERUS LABS INTERNATIONAL INC.

AUDIT COMMITTEE CHARTER

MERUS LABS INTERNATIONAL INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

I.	PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to exercise oversight over the financial reporting process of the Company and the audits of the financial statements of the Company. The Audit Committee will assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. In performing this function, the Audit Committee will serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Company’s independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors. The Audit Committee will also be responsible for the other matters as set out in this Charter and such other matters as may be directed by the Board from time to time.

II.	COMPOSITION
A.	The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence requirements applicable to members of audit committees under:
1.	applicable securities laws and regulations, including National Instrument 52-110 - Audit Committees (“NI 52-110”) and the rules of U.S. Securities and Exchange Commission under the Securities Exchange act of 1934, as amended (the “U.S. Exchange Act”), and
2.	the rules and policies of each stock exchange on which the Company’s securities are listed for trading, including the Toronto Stock Exchange (the “TSX”), and the NASDAQ Stock Market (“NASDAQ”).
B.	All members of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under NI 52-110, the rules of the TSX and NASDAQ and any other applicable laws and regulations. Specifically, each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.

C.	At least one member of the Audit Committee shall be qualified as a “financial expert” as defined in Item 407 of Regulation S-K, promulgated under the Exchange Act by virtue of having past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.
D.	The Chair of the Committee shall be designated by the Board.
E.	No director shall serve as a member of Audit Committee if disqualified under Article VII of this Charter.
III.	RESPONSIBILITIES AND DUTIES

The Audit Committee will fulfill its responsibilities and duties by carrying out the following activities:

A.	General
1.	Oversee the accounting and financial reporting process of the Company and the audits of the Company’s financial statements.
2.	Review and update this Charter periodically and at least annually, as conditions dictate, taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators and stock exchanges on which the Company’s securities are listed and, if appropriate, recommend changes to the Audit Committee Charter to the Board for its approval.
3.	Exercise such other powers and duties as delegated to it by the Board
B.	External Reports
1.	Review and discuss with management and the independent auditor:
(a)	the annual audited and quarterly unaudited financial statements of the Company and the related management’s discussion and analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgments (including changes or variations thereto);

(b)	all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; and
(c)	the financial information contained in annual reports, annual information forms, prospectuses, registration statements and similar disclosure documents of the Company, including any audit, review, attestation, certification, report or opinion rendered by the independent auditor, in each case prior to filing with any governmental body or disclosure to the public.

2.	Review and discuss with management and the independent auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries.
3.	After review of the annual audited and quarterly unaudited financial statements and discussions with management and the independent auditor, consider whether the financial statements are fairly presented in conformity with International Financial Reporting Standards (“IFRS”) and the MD&A is in compliance with appropriate regulatory requirements.
4.	Review and discuss with management and the independent auditor the independent auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements.
5.	Confirm with the CEO and CFO that the Company (with CEO and CFO participation) has taken all action required in connection with the certifications required by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and by the Exchange Act in connection with each annual report filed by the Company under the Exchange Act.
6.	Review the independent auditor’s report to the shareholders on the Company’s annual financial statements.
7.	Review and approve, in accordance with the Company’s Disclosure, Confidentiality and Insider Trading Policy , each material change report and any document that is not a Core Document, including any press release which contains Undisclosed Material Information.
C.	Independent Auditor
1.	Recommend to the Board of Directors the nomination of the independent auditor.

2.	Recommend to the Board of Directors the fees and other compensation to be paid to the independent auditor in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services.
3.	The Audit Committee shall have exclusive responsibility for the foregoing and the independent auditor shall report directly to the Audit Committee.

4.	Ensure the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Company and pre-approve, in accordance with the requirements of NI 52-110 and any other applicable laws and regulations, all non-audit services to be provided to the Company or any subsidiary by the independent auditor.
5.	On an annual basis, engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and take, or recommending that the full Board take, appropriate action to oversee the independence of the independent auditor.
6.	Recommend that the Board of Directors take appropriate action in response to the independent auditor’s report to satisfy itself of the independence of the independent auditor.
7.	Review the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the independent auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the independent auditor or the reporting of their findings to the Audit Committee).
8.	Review and oversee all aspects of the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.
9.	Meet periodically with the independent auditor to discuss any matters that the Audit Committee believes should be discussed privately and without management present. Such matters would normally include internal controls and the fullness and accuracy of the Company’s financial statements.
10.	Ensure that the independent auditor is in good standing with the Canadian Public Accountability Board and the United States Public Company Accounting Oversight Board by receiving, at least annually, a report by the independent auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues.

11.	Ensure that the independent auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the independent auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire.
12.	Review and approve the Company’s hiring policy regarding partners, employees and former partners and employees of the present and former independent auditor. At this time, the Company’s policy shall be to not hire any partner or employee of its auditor, or any person who was within the last two years a partner or employee of its auditor, unless the Committee decides otherwise.
13.	Pre-approve all non-audit services to be provided to the Company or any subsidiaries by the Company’s independent auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval).
14.	Oversee compliance with regulatory authority requirements for disclosure of independent auditor services and Audit Committee activities.
D.	Financial Reporting Process
1.	In consultation with the independent auditor and management, periodically review and assess the integrity and adequacy of the Company’s financial reporting processes, both internal and external, and disclosure controls. In particular, the Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than the disclosure referred to in Sections III.B.1(b) and (c) above, which the Committee will directly review) and must periodically assess the adequacy of those procedures.
2.	Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board. In particular, the Committee must be satisfied that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon.

3.	Consider the independent auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
4.	Consider and approve, if appropriate, major changes to the Company’s auditing and accounting principles and practices as suggested by the independent auditor or management.
5.	Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto, and (ii) the confidential, anonymous submission by employees of the Company or any of its subsidiaries of concerns regarding questionable accounting or auditing matters.
E.	Process Improvement
1.	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.
2.	Following completion of the annual audit, review separately with each of management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
3.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.
4.	Provide that the independent auditor discuss with the Audit Committee the independent auditor’s judgments about the quality, not just the acceptability, of the Company’s accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the Company’s financial disclosures and degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures and reviewed by the independent auditor.
5.	Review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.
6.	Establish procedures for:
(a)	reviewing the adequacy of the Company’s insurance coverage;

(b)	reviewing activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;
(c)	obtaining reasonable assurance as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
(d)	reviewing fraud prevention policies and programs, and monitoring their implementation;
(e)	reviewing regular reports from management and others (e.g., independent auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including
A.	tax and financial reporting laws and regulations;
B.	legal withholding requirements;
C.	environmental protection laws and regulations; and
D.	other laws and regulations which expose directors to liability.
F.	Related Party Transactions

The Committee shall review and approve, if required under applicable corporate or securities laws or if otherwise considered appropriate, any transaction between the Company or any of its subsidiaries and a related party and any transaction involving the Company or a subsidiary and another party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arm’s length basis.

G.	Application and Administration of Disclosure and Whistleblower Policies

The Committee will administer and implement the Disclosure, Confidentiality and Insider Trading Policy (including authorization of the Company's spokespersons) and the Whistleblower Policy. For any further details please refer to the Disclosure, Confidentiality and Insider Trading Policy and/ or the Whistleblower Policy.

H.	Audit Committee Continuous Education

The Committee will ensure the appropriate orientation of new members as well as the continuous education of all members. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

IV.	AUDIT COMMITTEE AUTHORITY AND RESOURCES

In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Audit Committee has the specific authority, without further approval of the Board to:

1.	access information and investigate any activity of the Company;
2.	communicate directly with management and any internal auditor, and with the independent auditor without management involvement;
3.	engage independent legal counsel and other advisors (“Independent Counsel”) as it determines necessary to carry out its duties;
4.	set and pay the compensation for any such advisors employed by the Committee, to be funded by the Company;
5.	communicate directly with independent auditors and internal auditors and management and any other personnel of the Company;
6.	have unrestricted access to any personnel and documents of the Company relevant to the performance of the Committee’s duties; and
7.	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Independent Counsel retained by the Committee. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Independent Counsel retained by the Committee.

V.	TERM
A.	The members of the Audit Committee shall be appointed annually by designation of the Board of Directors and shall continue to be a member thereof until the earlier of (i) the Board, at its discretion, decides to remove the member from the Committee, or (ii) the expiration of his or her term of office as a Director.
B.	Vacancies at any time shall be filled by designation of the Board of Directors.

VI.	MEETINGS
A.	The Committee shall meet at least four times per year or more frequently as required to enable the Committee to perform its duties and responsibilities, as provided in this Charter.
B.	Meetings will be scheduled to permit timely review of the quarterly and annual financial statements, MD&A, annual reports and related press releases.

C.	A majority of the members appearing at a duly convened meeting is required in order to constitute a quorum.
D.	The Committee shall maintain minutes or other records of its meetings and activities, which minutes will be filed with the minutes of the meeting of the Board.
E.	The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings.
F.	In case of absence of the Chair, the participating Audit Committee members may designate an ad interim Chair.
G.	The Chair of the Audit Committee will maintain regular liaison with the CEO, CFO, and the lead external audit partner.
H.	The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.
I.	The Audit Committee will meet with the independent auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the independent auditor’s examination and report.
J.	The independent auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee to approve the audited annual or unaudited interim financial statements of the Company.
K.	Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, independent auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders
L.	The Committee may invite members of Management or others to attend their meetings and they will be asked to step-out during sensitive conversations.
VII.	DISQUALIFICATION FROM AUDIT COMMITTEE MEMBERSHIP
A.	No director of the Company may serve as a member of the Audit Committee if:
1.	the director has accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries (exclusive of any remuneration for acting in his or her capacity as a member of the Board or any committee of the Board or as a part-time chair or vice-chair of the Board or any committee of the Board); or
2.	the director is an “affiliated entity” or “affiliated person” of the Company or any of its subsidiary issuers,

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in each case, such that the director would be disqualified from being an “independent director” of the Company under either NI 52-110 or Section 10A-3 of the Exchange Act, each as applicable. For the purposes of the foregoing, “indirectly” includes the receipt of such fees by an immediate family member.

B.	No director of the Company may serve as a member of the Audit Committee if the director has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.